October 16, 2019

CORRESPONDENCE VIA EDGAR
Ms. Jeanne Baker
Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549-7010

Re:    Babcock & Wilcox Enterprises, Inc.
Comment Letter dated October 2, 2019
Form 10-K for Fiscal Year Ended December 31, 2018
Filed April 2, 2019
Response Dated October 16, 2019
File No. 001-36876

Dear Ms. Baker:

This letter is Babcock & Wilcox Enterprises, Inc.'s ("we," "us," "B&W" or the "Company") response to the Staff's October 2, 2019 comment letter based on the Staff's review of the Company's Form 10-K for the year ended December 31, 2018 (the "Form 10-K"). For your convenience, each of the Staff's comments has been reprinted below in bold, followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2018

Note 3 -- Earnings per Share, page 80

1.	Your response to comment 1 in our letter dated September 9, 2019 indicates that
"...retrospective accounting for the bonus element in the periods prior to the Rights Offering would not be meaningful to users of the financial statements as all historical periods had losses per share and the impact of the bonus element would be anti-dilutive”. Please provide us with your sufficiently detailed SAB 99 materiality analysis that supports your determination that the misstatements related to your basic and diluted (loss) earnings per share were not quantitatively or qualitatively material to any prior periods, including the 2018 interim periods included in your 2019 Form 10-Q's.   Ensure your analysis considers whether the 2019 Rights Offering further impacts your assessment of materiality. Additionally, as presented in Appendix A, please provide us your calculation for the 128,617 adjusted shares used in the computation of earnings per share for 2018.

Response

The Company acknowledges the Staff’s comment. As we stated in our response dated September 23, 2019 (emphasis added), “The Company concluded based on the quantitative and qualitative factors that retrospective accounting for the bonus element in the periods prior to the Rights Offering would not be meaningful to users of the financial statements as all historical periods had losses per share and the impact of the bonus element would be anti-dilutive.” Attachment A includes our SAB 99 materiality analysis that supports our determination that the misstatements related to our basic and diluted (loss) earnings per share were not material to any prior periods.

Although the impact on EPS in 2017 and 2016 was almost 10%, the fact that the impact was anti-dilutive, the fact that the timing of the rights offering precluded any investor from knowing the impact before the decision to invest was made, the fact that there was no impact on trends or covenants, the fact that the Company had missed guidance with or without the change in the EPS denominator, and the fact that there was no impact to internal bonus or compensation amounts, and the absence of any impact to the other qualitative factors contained in Staff Accounting Bulletin Topic 1.M caused management to conclude that the error was not material after considering all quantitative and qualitative elements. Also, “The quantitative magnitude of losses per share in the prior periods, before and after consideration of the bonus element, are very large compared to the current period share prices throughout the period.”

Appendix B shows the impact of the 2018 Rights Offering bonus element applied retrospectively to the earnings per share amounts for the annual periods ended December 31, 2018, 2017 and 2016 on Form 10-K and for each of the interim periods of 2018 on Form 10-Q and for the 2018 interim periods included in our first and second quarters of 2019 on Form 10-Q. Appendix B also reflects the impact of the 2019 Rights Offering for the periods ended March 31, 2019 and June 30, 2019 as those Form 10-Qs reflect the bonus element from the 2019 Rights Offering in accordance with ASC 260-10-55-13 and 55-14. For comparability, we have excluded the one-for ten reverse stock split on the Company’s issued and outstanding common stock which became effective on July 24, 2019 for amounts disclosed prior to the second quarter 2019 Form 10-Q. Also, Appendix B shows the impact on the quarter and year-to-date weighted average shares used in the earnings per share calculations caused by the bonus elements being applied retrospectively for the periods presented.

Lastly, to arrive at the 128,617 adjusted shares used in the computation of earnings per share for 2018, each calendar day’s daily total of outstanding shares from January 1, 2018 through May 1, 2018, the date of the 2018 Rights Offering, was multiplied by the bonus element adjustment factor of 1.0995 (rounded) to arrive at an adjusted daily total of shares outstanding. These adjusted amounts were added to the daily total of outstanding shares from May 2 through December 31, 2018, which already included the additional shares from the 2018 Rights Offering, to arrive at an adjusted annual daily total that was then divided by 365 days to arrive at the 128,617 adjusted shares used in the computation per share for 2018.

We appreciate your feedback on our financial reporting. Should you have any questions about our responses, please contact me at lsalamone@babcock.com.

Sincerely,

/s/ Louis Salamone
Louis Salamone
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Babcock & Wilcox Enterprises, Inc.

cc:	Jenn Do, Staff Accountant, SEC Division of Corporation Finance
Robert McKinney, Senior Vice President, General Counsel and Corporate Secretary, Babcock & Wilcox Enterprises, Inc.

Appendix A
Form 10-K 2018 Adjusted

Analysis of B&W’s 2018 10-K EPS adjustments on its consolidated financial statements resulting from the 2018 Rights Offering Bonus Element. Note that all per share values are stated as amounts prior to the reverse stock split unless otherwise noted.
_______________________________________________________________________________________________

The 2018 Rights Offering (the “Rights Offering”) expired April 30, 2018 with an exercise price of $2.00 per common share which was lower than the fair value of $2.28 per common share, which created a bonus element similar in nature to a stock dividend. In accordance with ASC 260-10-55-14, “The number of common shares used in computing basic and diluted EPS for all periods prior to the rights issue shall be the number of common shares outstanding immediately prior to the issue multiplied by the following factor: (fair value per share immediately prior to the exercise of the rights)/(theoretical ex-rights fair value per share). Theoretical ex-rights fair value per share shall be computed by adding the aggregate fair value of the shares immediately prior to the exercise of the rights to the proceeds expected from the exercise of the rights and dividing by the number of shares outstanding after the exercise of the rights. Example 5 (see paragraph 260-10-55-60) illustrates that provision. If the rights themselves are to be publicly traded separately from the shares prior to the exercise date, fair value for the purposes of this computation shall be established at the close of the last day on which the shares are traded together with the rights.” Expressed visually, the theoretical ex-rights fair value per share and the adjustment factor resulting from the bonus element in the Rights Offering would be as follows:

(a) The equation for computing the theoretical ex-rights fair value per share is:

Aggregate fair value of shares prior to exercise of rights + Proceeds from exercise of rights
Total share outstanding after exercise of rights

(b) The equation for computing the adjustment factor is:

Fair value per share immediately prior to exercise of rights
Theoretical ex-rights fair value per share

The December 31, 2018 10-K EPS disclosures on the face of the consolidated statement of operations and footnote 3 related to EPS did not include the adjustments required by ASC 260-10-55-13 and 55-14. The bonus element which would have adjusted the number of shares used in determining EPS was not recognized due to the immateriality on EPS based on the qualitative and quantitative evaluation discussed below.

The actual Company calculations for the theoretical ex-rights fair value per share and the subsequent adjustment factor are as follows:

	FV of Shares		Proceeds from exercise		Ex-rights fair value per share (a)
	101,188,917	+	248,512,560
Total Shares Outstanding	168,637,384			=	$2.07

Share value on 4/30/2018	$2.28		Adjustment factor
Ex-rights fair value per share	$2.07	=	1.0995

The impact on the 2018 Form 10-K of the bonus element in the Rights Offering applied retrospectively to 2017 and 2016 is presented below. The impact of the bonus element also applies to the shares in the beginning of 2018 prior to the Rights Offering and therefore the change to weighted average shares and net loss per share is also presented.

2018 (10-K)	Statement of Operations / Note 3 - Earnings Per Share	AS REPORTED			AS REVISED
		2018	2017	2016	2018	2017	2016
	Basic and diluted loss per share - continuing operations	$(5.18)	$(8.14)	$(2.45)	$(5.12)	$(7.40)	$(2.23)
	Basic and diluted (loss) earnings per share - discontinued operations	(0.52)	0.05	0.14	(0.52)	0.04	0.13
	Basic and diluted loss per share	$(5.70)	$(8.09)	$(2.31)	$(5.64)	$(7.36)	$(2.10)

	Shares used in the computation of earnings per share
	Basic and diluted	127,158	46,935	50,129	128,617	51,605	55,116

We did not record the retrospective adjustment to EPS as a result of the portion of the Rights Offering that reflected a stock dividend as required by ASC 260. In order to evaluate the significance of the error, management evaluated both quantitative and qualitative considerations.

Qualitative Analysis

Our qualitative analysis is as follows:

Qualitative criterion	Response
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The adjustment item is capable of precise measurement. There is no estimation associated with the misstatement.
whether the misstatement masks a change in earnings or other trends
The misstatement does not mask a change in earnings or other trends. We recognized material losses in the prior periods. The adjustment does not change any period from earnings to a loss or a loss to earnings. Further, by the nature of the calculation, if the bonus element were to be recorded, then the impact is to reduce the loss per share for a stock price that was in regular decline.

Further, all historical periods had losses per share and the impact of the bonus element would be anti-dilutive. In addition, the quantitative magnitude of losses per share in historical periods, before and after consideration of the bonus element, are very large compared to the current period share prices throughout the period. For example, the Rights Offering was recorded in the 2018 second quarter Form 10-Q. Our common shares were trading at $1.87 at the time of issuance of the 2018 second quarter Form 10-Q (August 9, 2018). A retrospective reduction to the 2017 EPS from $(8.09) per share to $(7.36) per share would not meaningfully impact a holder of common shares trading at $1.87.

In addition, earnings (losses) per common share do not impact our debt covenants, have not been a recent metric used by analysts due to our history of losses and do not affect entity-specific trends or performance metrics that may influence investment decisions.

Further, adjusted EBITDA, gross margin, operating losses and net losses were unaffected by the misstatement and there is no impact to the balance sheet.

As such, the impact of the misstatement only impacts the denominator of the loss per share calculation as there are no changes to the net loss/earnings.

Qualitative criterion	Response
whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise
The misstatement does not hide a failure to meet analysts’ consensus expectations as the Company stopped providing guidance in August 2018. Further, EPS guidance was not provided for 2018 or 2019. As such, the error does not hide a failure to meeting expectations. If the error would have been recorded, the adjustment would be anti-dilutive which would decrease the loss per share in 2017 and 2016.

whether the misstatement changes a loss into income or vice versa
Losses were recorded in the affected period with or without correction of the misstatement. The impact of the errors would be to retrospectively decrease the loss in prior period EPS only. The error does not change a loss into income or vice versa.

whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	The misstatement would not have affected any particular segment or other portion of the business.
whether the misstatement affects the registrant’s compliance with regulatory requirements	The existence of the errors has no impact on compliance with regulatory requirements.
whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
The misstatement does not affect compliance with loan covenants or other contractual requirements in the current period or in the prior periods. The financial covenants of the credit facility are not tied to EPS.

whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	The misstatement does not have any effect on management compensation.
whether the misstatement involves concealment of an unlawful transaction	The misstatements do not involve concealment of an unlawful transaction.
whether the misstatement affects entity-specific trends and performance metrics (e.g., non-GAAP measurements) that may influence investment decisions	The misstatement does not affect entity-specific trends and performance metrics that may influence investment decisions, particularly given the impact of the actual losses already recorded.
whether the misstatement affects metrics that do not drive investor conclusions or are not important to investor models
The misstatement relates to changes to EPS calculations resulting from a bonus element from the Rights Offering that increases the number of basic and diluted shares used determining the EPS per share for all periods presented. The total EPS per share amounts were all negative before the misstatement and the negative amounts improved approximately 9.95%, the amount of calculated adjustment factor, due to the dilutive share factor increase.

By the time the information would have been reported in a public filing, the Rights Offering was already concluded (April 30, 2018) and the stock price was already trading above the $2.00 exercise price of the Rights Offering. In addition, as documented above, the impact of the error would have been to decrease the loss per share retrospectively for the prior period amounts. Given the material losses reported, the trend line of our stock price continued to decrease, the timing of the closing of the Rights Offering and reporting of the second quarter Form 10-Q whereby the Company’s stock was already below $2.00 per share, and the press release timing on April 10, 2018 indicating at least $51 million more of contract charges on the Volund loss projects had been incurred, it is reasonable to conclude that a prudent investor would not be impacted or derive different conclusions as a result of the errors.

Management does not believe that the misstatement would have materially affected a reasonable stakeholder’s conclusion about the Company.

whether the misstatement is a one-time item and does not alter investors’ perceptions of key trends affecting the entity
The misstatement of the EPS per share calculations is a one-time item. Management does not believe that the misstatement would have materially affected a reasonable stakeholder’s conclusion around key trends affecting the Company.

Qualitative criterion	Response
whether the misstatement affects a business segment or other portion of the registrant’s business that investors regard as driving valuation or risks	The misstatement does not affect a business segment or other portion of the registrant’s business that investors regard as driving valuation or risks.
whether the misstatement relates to items involving related parties or known users (e.g., whether the external parties to the transaction are related to the entity’s management)	The misstatements do not involve any related parties.
whether the misstatement causes the disclosures to not be adequate or omit information not specifically required by US GAAP but is important to the understanding of the financial statements or conveys something in a false or misleading manner
As documented above, the misstatement does include the EPS disclosed in the notes to the financial statements. There are no omitted disclosures as a result of the misstatement.
whether the misstatement affects other information communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements (e.g., information included in “management discussion and analysis”)

EPS is also included within Item 6, Selected Financial Data, of the Form 10-K as that information includes basic and diluted earnings (loss) per share from continuing operations and discontinued operations. The misstatements do not affect any other information communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements. Also, the Rights Offering concluded on April 30, 2018. Therefore, impacted periods are limited to periods ending prior to the end of our second quarter of 2018. In addition, on August 10, 2018, the date immediately after we filed our second quarter Form 10-Q on August 9, 2018, the Company’s stock price closed at $1.41 per share which was already below the Rights Offering $2 per share exercise price.

whether the misstatement may have a material effect on the next interim financial statements that are publicly issued (even though the misstatement is immaterial to the current period financial statements)
The misstatement does not have a material effect on the next interim future financial statements that are publicly issued.
whether the misstatement relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements
The misstatement does not relate to incorrect selection of an accounting policy. The misstatement resulted from the application of ASC 260-10-55-13 and 55-14.

Quantitative Analysis

Our quantitative analysis is as follows:

The information within this memo documents the impact of not recording the retrospective adjustment to EPS to 2017 and 2016 as included within the 2018 Form 10-K. The impact of the bonus element also applies to the shares in the beginning of 2018 prior to the Rights Offering and therefore the change to weighted average shares and net loss per share is also presented.

This memo also provides the impact of not recording the retrospective adjustment to EPS within the 2018/2019 Forms 10-Q for the periods ended March 31, 2018, June 30, 2018, September 30, 2019, March 31, 2019 and June 30, 2019. Based on the nature of the calculation, the impact to the Form 10-Qs for the relevant periods is consistent with the 2018 Form 10-K.

Within the 2018 Form 10-K, we reported net losses of $379,824 thousand and $115,649 thousand for the years ended December 31, 2017 and 2016, respectively.

The reported difference in each applicable period is approximately 9.95% except for the full year 2018. The reported difference in each applicable period is limited to reported net loss per share in 2017 and 2016 and average shares outstanding factored into the net loss per share calculation for 2017 and 2016. The impact of the bonus element also applies to the shares in the beginning of 2018 prior to the Rights Offering and therefore the change to weighted average shares and net loss per share is also presented. A difference of approximately 9.95% in net loss per share in 2017 and 2016 would generally be considered to be quantitatively material to that metric. The difference for the year ended December 31, 2018 is approximately 1% and is not quantitatively material.

The actual/as reported and revised amounts are as follows:

	2018 Rights Offering - Adjustment Factor	1.0995

2018 (10-K)	Statement of Operations / Note 3 - Earnings Per Share	AS REPORTED			AS REVISED
		2018	2017	2016	2018	2017	2016
	Basic and diluted loss per share - continuing operations	$(5.18)	$(8.14)	$(2.45)	$(5.12)	$(7.40)	$(2.23)
	Basic and diluted (loss) earnings per share - discontinued operations	(0.52)	0.05	0.14	(0.52)	0.04	0.13
	Basic and diluted loss per share	$(5.70)	$(8.09)	$(2.31)	$(5.64)	$(7.36)	$(2.10)

	Shares used in the computation of earnings per share
	Basic and diluted	127,158	46,935	50,129	128,617	51,605	55,116

2018 Q3-10-Q	Statement of Operations / Note 2 - Earnings Per Share	AS REPORTED				AS REVISED
		QTD	QTD	YTD	YTD	QTD	QTD	YTD	YTD
		2018	2017	2018	2017	2018	2017	2018	2017
	Basic and diluted loss per share - continuing operations	$(0.62)	$(2.49)	$(3.81)	$(5.62)	$(0.62)	$(2.26)	$(3.74)	$(5.11)
	Basic and diluted (loss) earnings per share - discontinued operations	(0.01)	0.01	(0.54)	(0.07)	(0.01)	0.01	(0.53)	(0.06)
	Basic and diluted loss per share	$(0.63)	$(2.48)	$(4.35)	$(5.69)	$(0.63)	$(2.25)	$(4.27)	$(5.17)

	Shares used in the computation of earnings per share
	Basic and diluted	168,677	46,149	113,147	47,905	168,677	50,740	115,097	52,671

2018 Q2-10-Q	Statement of Operations / Note 2 - Earnings Per Share	AS REPORTED				AS REVISED
		QTD	QTD	YTD	YTD	QTD	QTD	YTD	YTD
		2018	2017	2018	2017	2018	2017	2018	2017
	Basic and diluted loss per share - continuing operations	$(1.68)	$(3.05)	$(3.85)	$(3.16)	$(1.66)	$(2.77)	$(3.72)	$(2.88)
	Basic and diluted loss per share - discontinued operations	(0.44)	(0.04)	(0.70)	(0.08)	(0.44)	(0.04)	(0.68)	(0.07)
	Basic and diluted loss per share	$(2.12)	$(3.09)	$(4.55)	$(3.24)	$(2.10)	$(2.81)	$(4.40)	$(2.95)

	Shares used in the computation of earnings per share
	Basic and diluted	125,207	48,854	84,921	48,797	126,711	53,714	87,863	53,652

2018 Q1-10-Q	Statement of Operations / Note 2 - Earnings Per Share	AS REPORTED		AS REVISED
		2018	2017	2018	2017
	Basic loss per share	$(2.73)	$(0.14)	$(2.48)	$(0.13)
	Diluted loss per share	(2.73)	(0.14)	(2.48)	(0.13)

	Shares used in the computation of earnings per share
	Basic	44,187	48,740	48,583	53,589
	Diluted	44,187	48,740	48,583	53,589

Conclusion

The Company concluded based on the quantitative and qualitative factors that retrospective accounting for the bonus element in the periods prior to the Rights Offering would not be meaningful to users of the financial statements as all historical periods had losses per share and the impact of the bonus element would be anti-dilutive. The quantitative magnitude of losses per share in the prior periods, before and after consideration of the bonus element, are very large compared to the current period share prices throughout the period. The Company recognized material losses in the prior periods. The Company reported net losses of $379,824 thousand and $115,649 thousand for the years ended December 31, 2017 and 2016 respectively. The misstatement does not mask a change in earnings or other trends. The adjustment does not change any period from earnings to a loss or a loss to earnings. In addition, losses per common share do not impact the Company’s debt covenants, have not been a recent metric used by our analysts due to our history of losses and do not affect entity-specific trends or performance metrics that may influence investment decisions. For instance, a loss of $379,824 thousand was reported for the year ended December 31, 2017. Retrospectively adjusting the loss per share in 2017 would decrease the loss from $8.09 or 3.5X the common share price of $2.28 on April 30, 2018 to $7.36 or 3.2X the common share price. Also, the Company has traditionally provided a full year outlook for the upcoming year within the subsequent year’s fourth quarter press release. The impact of the bonus element did not affect meeting guidance as actual results did not meet previously provided guidance. Based on ASC 260-10-55-13 and 55-14 and the timing of completion of the Rights Offering, changes to earnings per share could only be made after the Rights Offering closed and, therefore, would not have been relied upon by investors who participated.

Although the impact on EPS in 2017 and 2016 was almost 10%, the fact that the impact was anti-dilutive, the fact that the timing of the rights offering precluded any investor from knowing the impact before the decision to invest was made, the fact that there was no impact on trends or covenants, the fact that the Company had missed guidance with or without the change in the EPS denominator, and the fact that there was no impact to internal bonus or compensation amounts, and the absence of any impact to the other qualitative factors contained in Staff Accounting Bulletin Topic 1.M caused management to conclude that the error was not material after considering all quantitative and qualitative elements.

Based on the above factors, management concluded that no restatement is required.

_______________________________________________________________________________________________

Addendum to the Analysis of B&W’s 2018 10-K EPS adjustments on its consolidated financial statements resulting from the 2018 Rights Offering bonus element with further assessment of materiality of EPS adjustments resulting from the 2019 Rights Offering bonus element.

Qualitative Analysis

Our qualitative analysis as described above for the 2018 Rights Offering bonus element does not change based on the 2019 Rights Offering bonus element as all facts documented above continue to be applicable and consistent for consideration of 2019.

Quantitative Analysis

Our quantitative analysis as described above for the 2018 Rights Offering bonus element is directionally consistent for the 2019 Rights Offering bonus element. The 2019 Rights Offering was completed in July 2019 and reflected within our second quarter Form 10-Q (as filed) as of June 30, 2019. As disclosed therein, weighted average shares used to calculate basic and diluted (loss) earnings per share reflect the bonus element for the 2019 Rights Offering.

Note that the weighted average shares used to calculate basic and diluted (loss) earnings per share in the second quarter Form 10-Q (as filed) as of June 30, 2019 also reflect the Company’s one-for-ten reverse stock split.

The actual/as reported and revised amounts are as follows:

2019 Q2-10-Q	Statement of Operations / Note 2 - Earnings Per Share	AS REPORTED				AS REVISED
		QTD	QTD	YTD	YTD	QTD	QTD	YTD	YTD
		2019	2018	2019	2018	2019	2018	2019	2018
	Basic and diluted loss per share - continuing operations	$(1.54)	$(15.41)	$(4.26)	$(35.39)	$(1.54)	$(14.02)	$(4.26)	$(32.18)
	Basic and diluted (loss) earnings per share - discontinued operations	0.04	(4.11)	0.04	(6.43)	0.04	(3.73)	0.04	(5.86)
	Basic and diluted loss per share	$(1.50)	$(19.52)	$(4.22)	$(41.82)	$(1.50)	$(17.75)	$(4.22)	$(38.04)

	Shares used in the computation of earnings per share
	Basic and diluted	18,366	13,616	18,362	9,235	18,366	14,971	18,362	10,154

2019 Q1-10-Q	Statement of Operations / Note 2 - Earnings Per Share	AS REPORTED		AS REVISED
		2019	2018	2019	2018
	Basic and diluted loss per share - continuing operations	$(0.29)	$(2.65)	$(0.29)	$(2.41)
	Basic and diluted (loss) earnings per share - discontinued operations	—	(0.08)	—	(0.07)
	Basic and diluted loss per share	$(0.29)	$(2.73)	$(0.29)	$(2.48)

	Shares used in the computation of earnings per share
	Basic and diluted	168,812	44,187	168,812	48,583

Conclusion

The Company’s conclusion of the 2019 Rights Offering bonus element impact on the 2018 amounts disclosed in the 2019 Form 10-Q’s is directionally consistent with the Conclusion described above for 2018 Right Offering bonus element.

The misstatements are not material on a quantitative and qualitative basis based upon the analysis above. Based on the above factors, management concluded that no restatement is required.

Appendix B
2018 - FORM 10-K

NOTE 3 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share of our common stock, net of noncontrolling interest:

	Year Ended December 31,
(in thousands, except per share amounts)	2018	2017	2016
Loss from continuing operations	$(658,460)	$(382,068)	$(122,900)
(Loss) income from discontinued operations, net of tax	(66,832)	2,244	7,251
Net loss attributable to shareholders	$(725,292)	$(379,824)	$(115,649)

Weighted average shares used to calculate basic and diluted earnings per share	128,617 ~~127,158~~	51,605 ~~46,935~~	55,116 ~~50,129~~

Basic and diluted loss per share - continuing operations	$ (5.12) ~~(5.18)~~	$ (7.40) ~~(8.14)~~	$ (2.23) ~~(2.45)~~
Basic and diluted (loss) earning per share - discontinued operations	(0.52)	0.04 ~~0.05~~	0.13 ~~0.14~~
Basic and diluted loss per share	$ (5.64) ~~(5.70)~~	$ (7.36) ~~(8.09)~~	$ (2.10) ~~(2.31)~~

2018 - Q1 FORM 10-Q

NOTE 2 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share of our common stock, net of noncontrolling interest:

Three Months Ended March 31,
(in thousands, except per share amounts)	2018	2017
Net loss attributable to shareholders	$(120,433)	$(7,045)

Weighted average shares used to calculate basic earnings per share	48,583 ~~44,187~~	53,589 ~~48,740~~
Dilutive effect of stock options, restricted stock and performance shares	—	—
Weighted average shares used to calculate diluted earnings per share	48,583 ~~44,187~~	53,589 ~~48,740~~

Basic loss per share	$ (2.48) ~~(2.73)~~	$ (0.13) ~~(0.14)~~

Diluted loss per share	$ (2.48) ~~(2.73)~~	$ (0.13) ~~(0.14)~~

2018 - Q2 FORM 10-Q

NOTE 2 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share of our common stock, net of noncontrolling interest:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share amounts)	2018	2017	2018	2017
Loss from continuing operations	$(209,836)	$(148,765)	$(326,773)	$(154,434)
Loss from discontinued operations, net of tax	(55,932)	(2,234)	(59,428)	(3,610)
Net loss attributable to shareholders	$(265,768)	$(150,999)	$(386,201)	$(158,044)

Weighted average shares used to calculate basic and diluted earnings per share	126,711 ~~125,207~~	53,714 ~~48,854~~	87,863 ~~84,921~~	53,652 ~~48,740~~

Basic and diluted loss per share - continuing operations	$ (1.66) ~~(1.68)~~	$ (2.77) ~~(3.05)~~	$ (3.72) ~~(3.85)~~	$ (2.88) ~~(3.16)~~
Basic and diluted loss per share - discontinued operations	(0.44)	(0.04)	(0.68) ~~(0.70)~~	(0.07) ~~(0.08)~~
Basic and diluted loss per share	$ (2.10) ~~(2.12)~~	$ (2.81) ~~(3.09)~~	$ (4.40) ~~(4.55)~~	$ (2.95) ~~(3.24)~~

2018 - Q3 FORM 10-Q

NOTE 2 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share of our common stock, net of noncontrolling interest:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2018	2017	2018	2017
Loss from continuing operations	$(104,241)	$(114,834)	$(431,014)	$(269,268)
Income (loss) from discontinued operations, net of tax	(1,447)	532	(60,875)	(3,078)
Net loss attributable to shareholders	$(105,688)	$(114,302)	$(491,889)	$(272,346)

Weighted average shares used to calculate basic and diluted earnings per share	168,677	50,740 ~~46,149~~	115,097 ~~113,147~~	52,671 ~~47,905~~

Basic and diluted loss per share - continuing operations	(0.62)	$ (2.26) ~~(2.49)~~	$ (3.74) ~~(3.81)~~	$ (5.11) ~~(5.62)~~
Basic and diluted earnings (loss) per share - discontinued operations	(0.01)	0.01	(0.53) ~~(0.54)~~	(0.06) ~~(0.07)~~
Basic and diluted loss per share	(0.63)	$ (2.25) ~~(2.48)~~	$ (4.27) ~~(4.35)~~	$ (5.17) ~~(5.69)~~

2019 - Q1 FORM 10-Q

NOTE 2 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share of our common stock, net of noncontrolling interest:

	Three Months Ended March 31,
(in thousands, except per share amounts)	2019	2018
Loss from continuing operations	$(49,765)	$(116,937)
Loss from discontinued operations, net of tax	—	(3,496)
Net loss attributable to shareholders	$(49,765)	$(120,433)

Weighted average shares used to calculate basic and diluted earnings per share	168,812	48,583 ~~44,187~~

Basic and diluted loss per share - continuing operations	$(0.29)	$ (2.41) ~~(2.65)~~
Basic and diluted loss per share - discontinued operations	—	(0.07) ~~(0.08)~~
Basic and diluted loss per share	$(0.29)	$ (2.48) ~~(2.73)~~

2019 - Q2 FORM 10-Q

NOTE 2 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share of our common stock, net of noncontrolling interest:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share amounts)	2019	2018	2019	2018
Loss from continuing operations	$(28,334)	$(209,836)	$(78,099)	$(326,773)
Loss from discontinued operations, net of tax	694	(55,932)	694	(59,428)
Net loss attributable to shareholders	$(27,640)	$(265,768)	$(77,405)	$(386,201)

Weighted average shares used to calculate basic and diluted earnings per share(1)	18,366	14,971 ~~13,616~~	18,362	10,154 ~~9,235~~

Basic and diluted loss per share - continuing operations	$(1.54)	$ (14.02) ~~(15.41)~~	$(4.26)	$ (32.18) ~~(35.39)~~
Basic and diluted loss per share - discontinued operations	0.04	(3.73) ~~(4.11)~~	0.04	(5.86) ~~(6.43)~~
Basic and diluted loss per share	$(1.50)	$ (17.75) ~~(19.52)~~	$(4.22)	$ (38.04) ~~(41.82)~~

The Babcock & Wilcox Company
For EPS Calculations - Treasury Method
Weighted Average Shares calculation
1/1/2018-12/31/2018

	2018 Rights Offering - Adjustment Factor			1.099489881
Date	Common Shares Balance	Treasury Shares Balance	Shares Outstanding Balance	Adjusted Shares Outstanding Balance	Number of Days

TOTAL Q1 2018	4,492,794,714	515,946,353	3,976,848,361	4,372,504,532	90

			As Reported	As Revised
Q1 Weighted Average Shares Outstanding			44,187,204	48,583,384

TOTAL Q2 2018	11,923,734,528	529,871,706	11,393,862,822	11,530,742,673	91

			As Reported	As Revised
Q2 Weighted Average Shares Outstanding - QTD			125,207,284	126,711,458
Q2 Weighted Average Shares Outstanding - YTD			84,921,056	87,863,244

TOTAL Q3 2018	16,055,367,030	537,037,135	15,518,329,895	15,518,329,895	92

			As Reported	As Revised
Q3 Weighted Average Shares Outstanding - QTD			168,677,499	168,677,499	no change
Q3 Weighted Average Shares Outstanding - YTD			113,146,671	115,097,352

TOTAL Q4 2018	16,063,026,554	539,335,798	15,523,690,756	15,523,690,756	92

			As Reported	As Revised
Q4 Weighted Average Shares Outstanding - QTD			168,735,769	168,735,769	no change
Q4 Weighted Average Shares Outstanding - YTD			127,158,169	128,617,172

	2019 Rights Offering - Adjustment Factor			1.087513204

TOTAL Q2 2018 per above	Q2 Weighted Average Shares Outstanding - QTD		125,207,284	126,711,458
	Q2 Weighted Average Shares Outstanding - YTD		84,921,056	87,863,244

TOTAL Q2 2018 Adjusted For The	Q2 Weighted Average Shares Outstanding - QTD		136,164,574	149,711,572
2019 Rights Offering Adjustment Factor	Q2 Weighted Average Shares Outstanding - YTD		92,352,770	101,540,936

TOTAL Q2 2018 within Q2 2019 Form 10-Q	Q2 Weighted Average Shares Outstanding - QTD		13,616,457	14,971,157
Adjusted for the One-For-Ten Reverse Stock Split	Q2 Weighted Average Shares Outstanding - YTD		9,235,277	10,154,094

An excerpt for the year-to-date weighted average shares calculation for the year ended December 31, 2018 is shown below. This excerpt shows the daily shares outstanding balance for certain days along with those outstanding share amounts which were impacted by the 2018 Rights Offering adjustment factor (i.e., from January 1, 2018 through fulfillment of the 2018 Rights Offering) along with those daily shares outstanding balances which were not impacted by the 2018 Rights Offering adjustment factor (i.e., those dates subsequent to completion of the 2018 Rights Offering.)

The Babcock & Wilcox Company
For EPS Calculations - Treasury Method
Weighted Average Shares calculation
1/1/2018-12/31/2018

	2018 Rights Offering - Adjustment Factor	1.0995
Date	Shares Outstanding Balance	Adjusted Shares Outstanding Balance	Number of Days	Numbers of Days Outstanding
Beginning Bal	44,065,484	48,449,554	—	—
01/01/18	44,065,484	48,449,554	1	1	Beginning of the Year
01/31/18	44,381,104	48,796,575	1	90	End of First Quarter
05/03/18	168,639,498	168,639,498	1	123	Date of Offering Share Fulfillment
12/31/18	168,790,778	168,790,778	1	365	End of the Year

	As Reported	As Revised
	127,158,169	128,617,172